SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2007

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

NOTICE TO THE SHAREHOLDERS CAPITAL INCREASE

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001 -21
NIRE 33.300.276.963

TIM Participações S.A. (“Company”) announces to its shareholders and to the market in general that the Extraordinary Shareholders Meeting of TIM Participações S.A. (“Company”) held on November 5, 2007, approved the capital increase in the amount of thirty seven million, eight hundred and fifteen thousand, three hundred seventy four and ninety four cents (R$ 37,815,374.94), upon the capitalization, in benefit of TIM Brasil Serviços e Participações S.A. (“TIM Brasil”), of the tax benefit accrued by the Company’s subsidiaries during fiscal year of 2006, such benefit resulting from the amortization of the goodwill accounted by the Company’s subsidiaries during the fiscal year of 2000, in accordance with CVM Ruling 319/99 and the Spin-Off and Merger Agreements related to the matter. By virtue of the deliberations adopted in the Shareholders Meeting, the Company’s capital stock was increased to seven billion, five hundred and fifty million, five hundred and twenty five thousand, two hundred and seventy five Reais and ten cents (R$ 7,550,525,275.10) .

In accordance with the referred CVM ruling, the Spin-Off and Merger Agreements and Section 171 of Law 6,404/76, the shares issued as a consequence of the capitalization shall be destined to the controlling shareholder (TIM Brasil), having the other shareholders the faculty to exercise their preemptive right related to the shares.

The term for the exercise of the preemptive right of the shareholders is of 30 (thirty) days, counted from the date of the publication of the present Notice, according to the provisions below:

1 – AMOUNT OF THE CAPITAL INCREASE:
Thirty seven million, eight hundred and fifteen thousand, three hundred seventy four and ninety four cents (R$ 37,815,374.94) .

2 – NUMBER AND TYPE OF THE ISSUED SHARES:
1,447,392 common shares and 2,801,911 preferred shares, all book-entry and without par value.

3 –ISSUANCE AND SUBSCRIPTION PRICE OF EACH SHARE:
R$11.24 for each common share and R$7.69 for each preferred share issued.

4 – JUSTIFICATION OF THE ISSUANCE PRICE:
The establishment of the shares issuance price was made based on the average of the Company’s quotation at the São Paulo Stock Exchange (Bovespa) during the 10 trading days prior to November 5, 2007. The issuance price shall not change during the period reserved for the exercise of the preemptive right by the Company’s shareholders.

5 – TERM FOR THE EXERCISE OF THE PREEMPTIVE RIGHT:

START: 11.06.2007	END: 12.06.2007

6 – PREEMPTIVE RIGHT RATIO

In order to determine the amount of shares to be subscribed, the shareholder shall multiply the amount of shares that owed in November 5, 2007 by the following factor:

TYPE OF THE SHARE HELD	FACTOR PER SHARE	TYPE TO BE SUBSCRIBED

1

Common	0.001823958404	Common
Preferred	0.001823958404	Preferred

PS: The capital increase was effected in the Extraordinary Shareholders Meeting, not being necessary any other corporate event after that.

7. –TERMS OF PAYMENT:
Cash on subscription.

8 – QUALIFICATION TO SUBSCRIBE:
8.1 – The shareholders that have purchased shares until November 5, 2007, inclusively, are entitled to subscription rights. The shares purchased from November 6, 2007 shall not be entitled to subscription rights.
8.2 – The shareholders that wish to negotiate their subscription rights, during the term for the exercise of the preemptive right, shall request the deed of assignment of right, which shall be issued by the Depositary Institution of the book-entry shares, Bank ABN AMRO Real S/A, or by the Custodian Entities.
8.3 – The Custodian Entities shall issue only a single deed of assignment of nominative right to each subscriber.
8.4 - The Custodian Entities shall subscribe in their name, as owner trustee, up to the amount corresponding to the shares kept under custody.
8.5 – Once an assignment of right is issued and a new sale occurs, a statement shall be requested in the back of the deed of assignment of right, with the notarized signature.
8.6 – Copies of the deed of assignment will not be accepted under any circumstance.

9 – DIVIDEND:
The shares deriving from this subscription shall have full right to the dividends related to the fiscal year of 2007.

10 –UNSUBSCRIBED SHARES:
There will not be any unsubscribed shares.

11 – GENERAL INSTRUCTIONS:
The shareholders shall attend, within the term for the exercise of the preemptive right, to one of the agencies of the Depositary Institution to request the Subscription Agreement, specifying the amount of shares to be purchased.

12 – DOCUMENTATION FOR THE SUBSCRIPTION AND ASSIGNMENT OF RIGHT:
12.1 – Individual: Identity card and Individual Taxpayer Registry of the Ministry of Finance (CPF/MF) and a proof of address.
12.2 – Legal entity: Articles of Association or Bylaws, as well as the Minutes of the Meeting/Board which elected the board in exercise and proof of address.
12.3 – In the case of the representation by means of powers of attorney it will be necessary to present the respective instrument, beside the documents mentioned on the items above with respect to the grantor.

13 – PLACE OF ATTENDANCE:
ABN AMRO Real S/A. agencies.

Rio de Janeiro, November 5, 2007

Mario Cesar Pereira de Araujo
Ad interim Investor Relations Officer

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: November 06, 2007	By:	/s/ Mario Cesar Pereira de Araujo

Name: Mario Cesar Pereira de Araujo
Title: Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.